UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March 3, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated March 3, 2026 entitled ‘Director/PDMR Shareholding’.

Director/PDMR Shareholding

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

NOTIFICATION OF A TRANSACTION OF A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMR)

The Company notifies the following acquisition of ordinary shares of €3.50 each (Shares) of a PDMR.

PDMR	Number of Shares
Gerardo Rozanski	60,000
Mustafa Seckin	3,846

This announcement is made in accordance with the requirements of the EU and UK version of the Market Abuse Regulation 596/2014.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Gerardo Rozanski
2	Reason for the notification
a)	Position/status	President, Americas
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	2-MAR-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	New York Stock Exchange - XNYS	USD
	Nature of Transaction		Price	Volume	Total
	Acquisition		15.48	20,000	309,600
	Acquisition		15.4499	20,000	308,998
	Acquisition		15.4198	10,000	154,198
	Acquisition		15.4398	10,000	154,398
		Aggregated	15.453	60,000	927,194

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Mustafa Seckin
2	Reason for the notification
a)	Position/status	President of Europe, Australia & New Zealand
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	3-MAR-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition		12.99	3,846	49,959.54
		Aggregated	12.99	3,846	49,959.54

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

We are the world’s largest ice cream company, headquartered in Amsterdam, The Netherlands and listed on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. Home to four of the world’s five largest ice cream brands, with a global team of 16,500 employees, operating thirty factories, twelve R&D centres and a fleet of three million freezer cabinets, we generated €7.9 billion in revenue in 2025. From Magnum and Ben & Jerry’s to Cornetto and the Heartbrand, our ice cream portfolio delights consumers in eighty markets around the world. TMICC’s legal entity identifier is 25490052LLF3XH6G9847. For more information, visit www.corporate.magnumicecream.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: March 3, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer